U.S. SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                           NOTIFICATION OF LATE FILING

                                   FORM 12b-25

               SEC FILE NUMBER 001-12885 CUSIP NUMBER 053577 10 2

                                   (Check One)

[X] Form 10-K and Form 10-KSB     [  ] Form 20-F   [  ] Form 11-K
[  ] Form 10-Q and Form 10-QSB    [  ] Form N-SAR

         For Period Ended:  December 31, 1997

         [ ] Transition Report on Form 10-K
         [ ] Transition Report on Form 20-F
         [ ] Transition Report on Form 11-K
         [ ] Transition Report on Form 10-Q
         [ ] Transition Report on Form N-SAR

         For the Transition Period Ended:

         Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

         If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:


PART I.  REGISTRANT INFORMATION

Full name of Registrant:  Avenue Entertainment Group, Inc.

Former Name if Applicable:

Address of Principal Executive Office:  11111 Santa Monica Blvd.

City, State and Zip Code:  Los Angeles, CA 90025


PART II.  RULES 12b25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed.

                           (Check box if appropriate)

         (a) The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense.

[x]      (b)  The subject annual report,  semi-annual report,  transition report on Form 10-K, Form 20-F, Form 11-K, or Form N-SAR, portion thereof will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and

         (c) The accountant's statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III.  NARRATIVE

State below in reasonable detail the reasons why Form 10-K and Form 10-KSB, 20-F, 11-K, 10-Q, or N-SAR, or the transition report or portion thereof could not be filed within the prescribed time period.

The Registrant has encountered unexpected difficulties in compiling certain information to be included in the Registrant's Form 10-KSB and the information compiled to date is not complete enough to provide meaningful disclosure.

PART IV.  OTHER INFORMATION

          (1) Name and telephone number of person to contact in regard to this notification

              Andrea D. Kantor                  (212)              230-9516
                   (Name)                    (Area Code)         (Telephone No.)

         (2) Have all other periodic reports required under section 13 or 15(d) of the Securities Exchange of 1934 or section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If answer is no, identify report(s). [X] Yes
              [ ] No

         (3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statement to be included in the subject report of portion thereof? [X] Yes [ ] No

              If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

As a result of the change in fiscal year of the Registrant from July 31 to December 31 and the acquisition of Avenue Pictures, Inc. that occurred effective September 30, l996, comparisons to periods in the last fiscal year are not meaningful, however, the Registrant's loss from operations in the fourth quarter of 1997 is expected to be greater than the Registrant's loss from operations for the third quarter of 1997.

                        Avenue Entertainment Group, Inc.
                (Name of Registrant as Specified in its Charter)

has caused this notification to be signed on its behalf by the undersigned thereunto duly authorized.




Date:  March 31, 1998                       Cary Brokaw
                                            President and Chief
                                            Executive Officer